SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 28, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 28, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   March 28, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – March 28, 2012

Tanzanian Royalty Reports More Positive Drill Results from the Ongoing Diamond and Reverse Circulation Drilling Program at its Buckreef Main and Tembo Prospects

Tanzanian Royalty is pleased to announce the receipt of more positive assay results from the ongoing Diamond (DD) and Reverse Circulation (RC) drilling program in the Buckreef Main and Tembo prospects at the Company's Buckreef Gold Project in the Lake Victoria Goldfields of Tanzania.

The latest results represent a continuation of the positive results that the Company has been obtaining from various targets being tested in the ongoing drilling program which started in October 2011.

According to Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), “The amazing consistency of the drill results we are reporting across the broader Buckreef property suggests plenty of room for resource growth which can only enhance the Preliminary Economic Assessment that is currently being finalized.”

The recent drill results from the Buckreef Main and Tembo prospects are summarized below:

BMDD112 returned 2.13m @ 2.92g/t gold including 1.0m @ 10.8g/t gold;

BMDD114 returned 6.0m @ 1.05g/t gold and 5.7m @ 1.57g/t gold;

BMDD115 returned 5.47m @ 2.0g/t gold and 27m @ 2.7g/t gold;

BMDD116 returned 4.0m @ 3.2g/t gold, 3.0m @ 3.16g/t gold and 7.0m @ 3.47g/t gold;

BMDD119 returned 3.3m @ 2.53g/t gold and 13m @ 2.86g/t gold;

BMDD120 returned 3.0m @ 4.06g/t gold;

BMDD121 returned 4.0m @ 1.0g/t gold and 2.0m @ 1.1g/t gold;

BMDD122 returned 7.0m @ 1.23g/t gold, 2.0m @ 1.24g/t gold and 6.0m @ 1.28g/t gold;

BMDD123 returned 13m @ 1.71g/t gold, 7.0m @ 1.63g/t gold and 4.0m @ 1.29g/t gold;

TMRC113 returned 3.0m @ 14.75g/t gold and 6.0m @ 3.38g/t gold;

TMRC114 returned 3.0m @ 2.62g/t gold;

TMRC115 returned 2.0m @ 1.92g/t gold;

The diamond drill holes BMDD112 through BMDD119 were aimed at investigating the Northeast Extension of the Buckreef Main Zone while BMDD120 to BMDD123 were directed at evaluating and upgrading the current Inferred Resource to the Measured and Indicated category between depths of 150m and 200m below surface. The holes above are estimated to be approximately 60% of true width.

The Buckreef Main deposit consists of shear zone hosted mineralization associated with auriferous-quartz-carbonate-pyrite assemblages. The shear structure is steeply dipping and is emplaced along mafic basaltic sequences and dolerite intrusive rock.

At Tembo, Reverse Circulation (RC) holes TMRC113 to TMRC115 were designed to investigate the lateral extension of known Tembo mineralization to the east and a splay zone that trends to the northeast.

Similar to Buckreef Main, Tembo mineralization is structurally controlled and is hosted in a sub-vertical shear zone emplaced along a mafic basaltic sequence. The mineralization is confined along an E-W trending shear structure and a newly discovered northeast trending splay.

The Buckreef Project consists of four prospects, namely the dormant historic Buckreef Gold Mine at the western limit of the project area, the Tembo and Bingwa prospects, and the Buziba prospect 20km to the east.  The Company has been conducting resource definition exploration drilling in the immediate vicinity of the Buckreef Main deposit where at least three additional prospective shears named the Eastern Porphyry, Buckreef Footwall and Buckreef Hanging-wall were identified based on previously unpublished historical drilling results by Gallery Gold and IAMGOLD.

Buckreef is an advanced stage gold project with National Instrument 43-101 compliant gold resources at a 0.5g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

Almost 61% of these resources are currently in the Measured and Indicated categories; and based on the recent exploration successes infill drilling is expected to significantly improve this already favorable resource ratio. The majority of the resources are oxide and non-refractory and are amenable to conventional, off-the-shelf mineral processing techniques.

Analysis

Samples from RC and diamond drill-holes were submitted to the SGS Lab in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The average percentage of recovery core is 95%.  The planning, execution and monitoring of quality control programs at the Buckreef Gold project are under the supervision of Anthony Minde, the Company’s principal geologist. Mr. Minde has over 20 years experience on the Buckreef Project.

Qualified Person

This press release was reviewed and approved by the Company's Qualified Persons, Mr. Charles Mnguto and Phillip Kaniki. Mr. Mnguto is the Company’s Regional Exploration Manager. He has a Bachelor of Science degree in geology (Hons) from the University of Dar es Salaam (1995) and is a registered scientist with MAusIMM (Reg. No 307793). Mr. Kaniki,  the Company’s Resource Development Manager, has a Bachelor of Science degree in geology from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.